Exhibit (h)(10)

SUBLICENSE AGREEMENT

This Sublicense Agreement (“Agreement”) is made as of December 20, 2024, by and between Exchange Traded Concepts, LLC, a registered investment adviser (“Adviser”) and Exchange Listed Funds Trust, a Delaware statutory trust (“Trust”).

RECITALS

WHEREAS, pursuant to that certain License Agreement, dated December 20, 2024, and amended from time to time (“License Agreement”), between Hanwha Asset Management Co. Ltd. (“Index Provider”) and Adviser, the Adviser obtained a license to use in connection with a series of the Trust an index owned and managed by Index Provider (such index, the “Index”); and

WHEREAS, Adviser has the right to sublicense its rights under the License Agreement to the Trust on behalf of its series (as identified on Exhibit A, the “Fund”); and

WHEREAS, Adviser wishes to grant a sublicense to the Trust, on behalf of the Fund, for the use of the Index in accordance with the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, and for good and valuable consideration set forth in this Agreement, the parties agree as follows:

1. Grant of Sublicense. Subject to the terms and conditions of this Agreement, Adviser hereby grants to the Trust a non-transferable sublicense to use the Index (and associated data and information) listed on Exhibit A in the manner set forth in, and subject to the terms of, the License Agreement.

2. Ownership and Validity. The Trust acknowledges Index Provider’s ownership of the entire right, title and interest in and to the Index.

3. Performance of Obligations Under the License Agreement. The Trust acknowledges that it has received and read a copy of the License Agreement, appended to this Agreement as Exhibit B. The Trust agrees to comply with the provisions of the License Agreement relating to sub-licensing the rights under the License Agreement; provided, however, that Adviser will be solely responsible for the payment of license fees specified by the License Agreement.

4. Confidentiality. The Trust shall treat as confidential and shall not disclose or transmit to any third party: (a) any software or methodology relating to the Index, (b) any documentation or other materials that is designated, whether by oral or written communication, as “Confidential” by the Index Provider or Adviser, and (c) the terms of the License Agreement (collectively, “Confidential Information”). Confidential Information as described in clause (a) of the preceding sentence shall not include (i) any information that is available to the public or to the receiving party hereunder from sources other than the Index Provider or Adviser (provided that such source is not subject to a confidentiality agreement with regard to such information), or (ii) any information that is independently developed by the Trust without use of or reference to information from the Index Provider or Adviser. Notwithstanding the foregoing, the Trust may reveal Confidential Information to any regulatory agency or court of competent jurisdiction if such information to be disclosed is (a) approved in writing by Adviser for disclosure or (b) required by law, regulatory agency, self-regulatory agency, governmental body or court order to be disclosed by the Trust, provided, if permitted by law, that prior written notice of such required disclosure is given to Adviser and provided further that the Trust shall cooperate with Adviser to limit the extent of such disclosure. The provisions of this Section 4 shall survive termination or expiration of this Agreement for a period of five (5) years from disclosure to the Trust of the last item of such Confidential Information.

5. Fees. The Trust shall have no obligation to pay any sublicense fees to Adviser or Index Provider under this Agreement.

6.  Term. This Agreement shall become effective upon execution by both parties and remains in effect unless terminated as provided herein.

7. Termination. This Agreement shall terminate with respect to a particular Index if: (a) the license granted to the Adviser under the License Agreement terminates, (b) Adviser or an entity controlling, controlled by or under common control with Adviser ceases to exercise investment discretion over the Trust or Fund, or (c) the Fund are liquidated or terminated. Adviser shall notify the Trust as soon as reasonably practicable of the occurrence of an event described in (a) above. Upon termination of this Agreement, the Trust’s right to use the Index shall terminate.

8. Indemnification. Adviser shall indemnify and hold harmless the Trust, its officers, agents, successors, and assigns against all judgments, damages, costs or losses of any kind (including reasonable attorneys’ and experts’ fees) resulting from any claim, action or proceeding (collectively “claims”) that arises out of or relates to any breach by Adviser of its covenants, representations, and warranties under the License Agreement, except to the extent such claims result from the willful misfeasance, bad faith or negligence on the part of the Trust or the Fund. The provisions of this section shall survive termination of this Agreement.

9. Assignment. A party may not assign this Agreement or any of its rights or obligations hereunder without the prior written consent of the other party.

10. Amendment. No provision of this Agreement may be waived, altered, or amended except by written agreement of the parties.

11. Limitation of Liability. Adviser is expressly put on notice of, and hereby acknowledges and agrees to, the limitation of shareholder liability as set forth in the Trust Instrument of the Trust and agrees that the obligations assumed by the Trust under this contract shall be limited in all cases to the Trust and its assets. Adviser shall not seek satisfaction of any such obligation from the shareholders or any shareholder of the Trust, nor shall Adviser seek satisfaction of any such obligation from the Trustees or any individual Trustee of the Trust. Adviser understands that the rights and obligations of each series of shares of the Trust under the Trust Instrument are separate and distinct from those of any and all other series.

12. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

13. Construction. Headings used in this Agreement are for convenience only, and shall not affect the construction or interpretation of any of its provisions. Each of the provisions of this Agreement is severable, and the invalidity or inapplicability of one or more provisions, in whole or in part, shall not affect any other provision. To the extent not preempted by federal law, this Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

14. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute only one instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

EXCHANGE TRADED CONCEPTS, LLC		EXCHANGE LISTED FUNDS TRUST

/s/ J. Garrett Stevens		/s/ J. Garrett Stevens
Name:	J. Garrett Stevens	Name:	J. Garrett Stevens
Title:	Chief Executive Officer	Title:	President

Exhibit A

Index: Korea Defense Industry Index

Fund: PLUS Korea Defense Industry Index ETF

Exhibit B

[License Agreement]